CORRESPONDENCE

Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

August 8, 2012

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Lisa Kohl, Staff Attorney

Re: Corning Natural Gas Corporation.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-182386

Ladies and Gentlemen:

This letter and the accompanying Amendment No. 3 to the Registration Statement on Form S-1 (No. 333-182386) (the "Registration Statement") are filed by Corning Natural Gas Corporation to incorporate by reference into to the prospectus forming a portion of the Registration Statement, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with Securities and Exchange Commission on August 7, 2012. A marked copy is filed with this letter for your convenience.

Please feel free to call me with any questions (585) 263-1307, or in my absence, my colleague John Moragne (585) 263-1315. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean